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12060103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davy Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Davy House, 49 Dawson Street
(No. and Street)
Dublin 2, Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Quigley +353 1 614 8863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG, Ireland
(Name – *if individual, state last, first, middle name*)
1 Harbourmaster Place, IFSC, Dublin 1, Ireland
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/5/2012
825

Davy Securities

Affirmation

COUNTY OF DUBLIN, IRELAND

We, the undersigned officers of the firm of Davy Securities, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Davy Securities for the year ended December 31, 2011 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Barry Nangle
Co President



David Smith
Co President



Philip Quigley
Financial and Operations Principal



Vivian Matthews
Notary Public
Subscribed and sworn to before me on 24 February 2012

Vivian C. Matthews
Notary Public for the City of Dublin
Ireland
Commissioned for Life



Davy Securities

(a wholly owned subsidiary of J & E Davy Holdings)

Statement of Financial Condition
As of December 31, 2011

(With Report of Independent Registered Accounting Firm)

Davy Securities
(a wholly owned subsidiary of J&E Davy Holdings)

Table of Contents *Page*

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-5



KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Report of Independent Registered Public Accounting Firm

The Board of Directors
Davy Securities:

We have audited the accompanying statement of financial condition of Davy Securities as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Davy Securities as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.



KPMG

Dublin, Ireland

February 24, 2012

Davy Securities

(a wholly owned subsidiary of J&E Davy Holdings)

Statement of Financial Condition *(In US Dollars)*

As at December 31, 2011

Assets:	
Cash and cash equivalents	**$ 4,424,405**
Income tax receivable	**74,547**
Other assets	**1,968**
Total assets	**$ 4,500,920**
Liabilities and Stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 218,013**
Due to affiliates	**1,292,749**
Total liabilities	**1,510,762**
Commitments and contingencies	
Stockholder's equity:	
Common stock: €1 par value: Authorized, 1,000,000 shares, issued, and outstanding, 1,000,000 shares	**1,232,428**
Retained earnings	**1,690,102**
Accumulated other comprehensive income	**67,628**
Total stockholder's equity	**2,990,158**
Total liabilities and stockholder's equity	**$ 4,500,920**

The accompanying notes are an integral part of the Statement of Financial Condition.

1 Organization and description of the business

Davy Securities commenced trading during the year ended 31 December 2006. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). Its business encompassed the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish Stock Exchanges and foreign fixed income securities. The Company executes all client orders for foreign securities with J & E Davy (trading as Davy), an affiliated foreign broker-dealer (member of the Irish Stock Exchange "ISE" and the London Stock Exchange "LSE" and authorised by the Central Bank under the Stock Exchange Act 1995). J & E Davy will report these executed trades to the relevant stock exchange. Davy Securities executes the client order with J & E Davy which in turn will execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities is a wholly owned subsidiary of J & E Davy Holdings. The ultimate holding company is Amber Note. J & E Davy Holdings and Amber Note are both incorporated in Ireland.

2 Summary of significant accounting policies

Basis of presentation

The statement of financial condition was prepared in accordance with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The financial statements have been prepared using the convention of trade date accounting. Accordingly, commission income arising from stockbroking business is recorded as earned in the period in which the related bargains are executed on behalf of clients.

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Income.

2 Summary of significant accounting policies *(continued)*

Foreign currencies *(continued)*

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the year (1 dollar = 0.7705 euro). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate for the year (1 dollar = 0.7184 euro). Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in the currency translation account within Stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with SFAS No. 109, "Accounting for Income Taxes," ("SFAS 109"). The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

There was no deferred taxation as at December 31, 2011 (2010: Nil).

3 Cash and cash equivalents

The Company considers all highly-liquid instruments with original maturities of three months or less to be cash equivalents.

4 Commitments and contingent liabilities

There were no commitments or contingent liabilities at year end.

5 Related party transactions

Corporate expenses, which include direct costs, overheads and departmental re-allocations, are allocated to the Company by J&E Davy based on direct usage, headcount or volume depending on the source of the expense; these expenses amounted to $2,006,686 in 2011. All direct expenses are paid by J&E Davy and recharged through the inter-company account. As at December 31, 2011, an amount of $1,292,749 was due to J&E Davy relating to trade settlement accounts in addition to accrued income and expenses.

6 Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 31, 2011, the Company had net capital of $2,655,811, which was $2,405,811 in excess of its required net capital of $250,000.

7 Concentration of credit risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

8 Subsequent Events

The Company has evaluated subsequent events through to the date in which the financial statements were issued on February 24, 2012.